EXHIBIT 12
UNITED DOMINION REALTY, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

(Loss)/income from continuing operations	$(4,259)	$1,460	$(8,743)	5,272
Add from continuing operations:
Interest on indebtedness	12,966	13,560	26,041	25,113
Portion of rents representative of the interest factor	395	389	786	778

Earnings	$9,102	$15,409	$18,084	$31,163

Fixed charges from continuing operations:
Interest on indebtedness	$12,966	$13,560	$26,041	$25,113
Capitalized interest	393	49	590	59
Portion of rents representative of the interest factor	395	389	786	778

Fixed charges	13,754	13,998	27,417	25,950

Ratio of earnings to fixed charges	—	1.10	—	1.20
For the three months ended June 30, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $4.7 million.
For the six months ended June 30, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $9.3 million.

	Years Ended December 31,
	2009	2008	2007	2006	2005

(Loss)/income from continuing operations	$(5,520)	$9,636	$116,370	$15,522	$7,689
Add from continuing operations:
Interest on indebtedness	53,547	46,671	35,455	37,727	39,593
Portion of rents representative of the interest factor	1,543	1,437	447	379	362

Earnings	$49,570	$57,744	$152,272	$53,628	$47,644

Fixed charges from continuing operations:
Interest on indebtedness	$53,547	$46,671	$35,455	$37,727	$39,593
Capitalized interest	444	573	909	1,096	—
Portion of rents representative of the interest factor	1,543	1,437	447	379	362

Fixed charges	55,534	48,681	36,811	39,202	39,955

Ratio of earnings to fixed charges	—	1.19	4.14	1.37	1.19
For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $6.0 million.